UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
SPECIALIZED DISCLOSURE REPORT

HALLIBURTON COMPANY
(Exact name of registrant as specified in its charter)

Delaware	001-03492	No. 75-2677995
(State or other jurisdiction of	(Commission File Number)	(IRS Employer
incorporation or organization)		Identification No.)

3000 North Sam Houston Parkway East		77032
Houston, Texas
(Address of principal executive offices)		(Zip Code)

Christian A. Garcia
Senior Vice President, Finance and Acting Chief Financial Officer
(281) 871-2699
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period January 1, 2015 to December 31, 2015.

SECTION 1 - CONFLICT MINERALS DISCLOSURE

Item 1.01 Conflict Minerals Disclosure and Report

Halliburton Company (the Company or Halliburton) has conducted a reasonable country of origin inquiry (RCOI) of its suppliers to determine whether any conflict minerals, as defined by paragraph (d)(3) of Item 1.01 of Form SD, necessary to the functionality or production of a product manufactured or contracted to be manufactured by the Company during 2015 (the Products) originated from the Democratic Republic of the Congo or an adjoining country, as defined by paragraph (d)(1) of Item 1.01 of Form SD. Halliburton exercised due diligence on the source and chain of custody of its conflict minerals, as discussed in paragraph (c)(1) of Item 1.01 of Form SD, that conforms to the Organization for Economic Cooperation and Development (OECD) Due Diligence Framework for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas.

In accordance with paragraph (c) of Item 1.01 of Form SD, Halliburton’s Conflict Minerals Report (CMR) for the reporting period January 1, 2015 to December 31, 2015 is provided as Exhibit 1.01 hereto, and is publicly available at Halliburton's website: http://ir.halliburton.com/phoenix.zhtml?c=67605&p=irol-sec.

This CMR was subject to an independent private sector audit per paragraph (c)(1)(ii) of Item 1.01 of Form SD.

Item 1.02 Exhibit

The Company has contemporaneously filed the CMR with this Form SD, which is attached as Exhibit 1.01.

SECTION 2 - EXHIBITS

Item 2.01 Exhibits

Exhibit 1.01 - Conflict Minerals Report for the reporting period January 1, 2015 to December 31, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Date: May 24, 2016		HALLIBURTON COMPANY

	By:	/s/ Christian A. Garcia
Christian A. Garcia
Senior Vice President, Finance and
Acting Chief Financial Officer